UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Ivanhoe Energy Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

465790103
(CUSIP Number)

Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465790103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert M. Friedland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION American and Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,937,558
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,937,558
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,937,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% 1
14	TYPE OF REPORTING PERSON IN

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; and (iii) 3,000,000 Common Shares of which the Reporting Person may acquire beneficial ownership of the Company through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Holdings SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,520,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,520,453
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,520,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% 1
14	TYPE OF REPORTING PERSON IV

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; and (iii) 3,000,000 Common Shares of which the Reporting Person may acquire beneficial ownership of the Company through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Securities SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,792,005
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,792,005
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,792,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% 1
14	TYPE OF REPORTING PERSON IV

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; and (iii) 3,000,000 Common Shares of which the Reporting Person may acquire beneficial ownership of the Company through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 5 of 7

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend the Schedule 13D originally filed by the Reporting Persons on December 21, 2012 and amended by Amendment No. 1 thereto filed on January 3, 2013, and Amendment No. 2 thereto filed on January 23, 2013 with respect to Common Shares, no par value, of Ivanhoe Energy Inc.

Item 2.  Identity and Background.

No material change.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety as follows.

The Common Shares reported in this Statement, over which the Reporting Persons have sole voting and dispositive power, were acquired by the Reporting Persons at an aggregate cost of approximately US$38 million (includes cash consideration, corporate share exchanges and costs allocated to investment).  Mr. Friedland was granted shares of the Company as a founder.  The Reporting Persons also purchased shares. The funds for the purchases were provided by the working capital of Newstar Securities, Newstar Holdings and affiliates of both, the personal funds of Mr. Friedland and a normal course bank loan from Citibank, N.A. The options were acquired as compensation for services rendered to the Company by Mr. Friedland.

Item 4.  Purpose of Transaction.

No material change.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety as follows.

(a)           Newstar Holdings may be deemed to beneficially own an aggregate of 58,520,453 Common Shares as follows: (i) 54,792,005 Common Shares through its sole ownership of Newstar Securities; and (ii) 3,728,448 Common Shares through its sole ownership of Evershine (as defined in Item 6 below).  Newstar Securities may be deemed to beneficially own an aggregate of 54,792,005 Common Shares as follows: (i) 46,820,833 Common Shares that it owns directly, 2,083,333 of which are debentures exercisable into Common Shares in the next 60 days; and (ii) 7,971,172 Common Shares through its sole ownership of Premier Mines (as defined in Item 6 below).  Mr. Friedland may be deemed to beneficially own an aggregate of 61,937,558 Common Shares as follows: (i) 3,417,105 Common Shares that he owns directly of which 3,000,000 are options exercisable

CUSIP No. 465790103	SCHEDULE 13D	Page 6 of 7

into Common Shares within the next 60 days; and (ii) 58,520,453 Common Shares through his sole ownership of Newstar Holdings.

 Mr. Friedland may be deemed to beneficially own approximately 17.7% of the outstanding Common Shares.  Newstar Holdings may be deemed to beneficially own approximately 16.8% of the outstanding Common Shares.  Newstar Securities may be deemed to beneficially own approximately 15.7% of the outstanding Common Shares.

(b)           Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 54,792,005 Common Shares it beneficially owns, 2,083,333 of which are debentures exercisable into Common Shares in the next 60 days.  Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 58,520,453 Common Shares it beneficially owns.  Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 61,937,558 Common Shares he beneficially owns, 3,000,000 of which are options exercisable into Common Shares in the next 60 days.

(c)

On February 15, 2013 Newstar Securities SRL purchased 1,000,000 Common Shares in the open market for C$705,250.

On January 23, 2013 Newstar Securities SRL purchased 2,225,000 Common Shares in the open market for $2,017,750.

Mr. Friedland’s right to convert a loan into 10,484,375 Common Shares expired on December 31, 2012.

(d) N/A
(e) N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 465790103	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  18 February 2013

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland

Newstar Holdings SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President

Newstar Securities SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President